UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 6, 2020

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of October 6, 2020.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated October 6, 2020.

Exhibit 2	Press Release entitled “British American Tobacco Announces Early Results of Its Previously Announced Debt Tender Offer and Increase of the Maximum Tender Amount” dated October 6, 2020.

Exhibit 3	Press Release entitled “British American Tobacco Announces Pricing of Its Previously Announced Debt Tender Offer” dated October 6, 2020.

Exhibit 4	Press Release entitled “Notice of Redemption B.A.T. International Finance p.l.c. 3.500% Guaranteed Notes due 2022” dated October 6, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Oliver Martin
	Name:	Oliver Martin
	Title:	Assistant Company Secretary

Date:  October 6, 2020